VENDEXKBB

02042734

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

RECEIVED JUL 18 2002 SEC MAIL PROCESSING SECTION WASH., D.C. 165

Date	Telephone number	Fax number	Reference
24 June 2002	+31-20 - 5490 509	+31-20 - 6461 099	T02.122/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

Vendex International

Dear madam/sir:

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

PROCESSED AUG 01 2002 THOMSON FINANCIAL

Very truly yours,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer - Investor Relations Manager,

Grace E. Lapré, secretary

dlw 7/22

Vendex KBB N.V., De Klencke 6, 1083 HH Amsterdam, P.O. Box 7997, 1008 AD Amsterdam, Tel. +31-20 - 5490 500
ABN AMRO Bank 54.03.46.403, KvK Amsterdam 33136863

June 5, 2002

Management appointments at HEMA and V&D

The Board of Management of Royal Vendex KBB announces the following new appointments to the group managements of HEMA and V&D.

As of August 1 Mrs M.D.(Marian) Lambert (40) has been appointed Categories Director of HEMA. Mrs Lambert, formerly commercial director of Intergamma BV, succeeds Mrs C.L.Th.(Karin) Veltman, who will leave the company as of the same date to set up in business independently.

As of August 1 Mr A.P. (Albert) Balvers (42) will join the group management of V&D. Mr Balvers, currently Director of Operations with the Dixons group, will have specific responsibility within the group management for management services, logistics and IT.

VENDEXKBB

PRESS RELEASE

Amsterdam, May 27, 2002

Vendex KBB closes door on Dixtone telephone shops

Vendex KBB has decided to close down Dixtone, its chain of 45 telephone and communication shops. Most Dixtone shops will be closed. Some outlets will be transferred to telecom company Dutchtone (Orange S.A.), which will build up a chain of telecom shops in view of the relaunch of Dutchtone under de brand name Orange. The works council involved has been asked for advice and Dixtone staff have been informed of the decision.

Dixtone was established two and a half years ago. The launch in November 1999 coincided with the telecom market boom, and in its wake both Dixtone and communication service sales experienced rapid growth. Up until 2000, the Group enjoyed considerable bonuses and distribution fees.

However, market conditions changed significantly over the past year. The mobile telephone market reached the saturation point and telecom providers were forced to reduce sharply the often considerable subsidies offered on the sale of connections. As a consequense, Dixtone's result suffered. Given the fact that Dixtone's existence depended heavily on distribution fees, a decision was made to drop the formula and transfer some of the shops to Dutchtone. The closures will have no negative financial consequences for the Group.

Closing down Dixtone means a loss of approximately 110 full time jobs in the shops. Further research will be conducted to determine effects on the overhead. Shop staff comprise primarily young employees and relocating them should not be a problem. Moreover, the Vendex KBB social plan applies. The jobs in the shops scheduled for transfer to Dutchtone will likewise be transferred to this company.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

Amsterdam, May 15, 2002

Vendex KBB reports good sales in first quarter

In the first quarter of the 2002/2003 fiscal year (February to April inclusive), Royal Vendex KBB N.V. saw most retail sales figures rise. During this period, net sales on continuing activities increased by more than 3% to EUR 946 million. This amount does not include the sales of the six group companies that were sold to CVC.

The rise in sales figures is satisfactory against a backdrop of current market developments and a strong decline in consumer confidence. Recent figures released by the Netherlands Statistical Office show that gross sales in the non-food retail sector increased by 3.4% during the first three calendar months (January to March inclusive). The increase can be attributed in its entirety to price rises, given that the sales volume was down by 1%. Consumers were particularly hesitant about making large purchases.

Department stores

Sales in the Department Stores section rose by 2.2% to EUR 512 million.

HEMA performed excellently and continued the upward trend that characterised its results in 2001. Sales rose by nearly 5%, and even by as much as 17% in Belgium even though the number of stores remained virtually constant.

V&D saw a 3.8% decrease in sales, and in that sense continued the trend that set in during the last quarter of the previous financial year. The additional sales activities that have been announced and that will accelerate the recovery of V&D's stock position will be implemented in the second quarter.

De Bijenkorf saw its sales figures rise by more than 11%. A significant part of this increase (8%) can be attributed to the effect produced by the opening of three fashion stores in September last year.

Specialty stores

The Specialty Stores section booked a 5.4% increase in sales to EUR 431 million.

Sales developments in DIY were highly positive and accounted for an increase of nearly 9%. The figure does not include the sales generated by the Belgian DIY chain Brico, which is to be taken over soon. Subject to the approval of the competition authorities, Brico's figures will be

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

consolidated retroactively as of 1 April 2002. In that month Brico recorded net sales of approximately EUR 30 million. Brico's Q1 sales showed a rise of approximately 9%, which reflects a remarkable acceleration in the rate of growth compared with the same period last year.

Fashion stores booked excellent results as well. Sales grew by nearly 13%, of which more than 4% was generated by expansion activities. The three international fashion formulas, M&S Mode, Hunkemöller and Claudia Sträter, all contributed to this substantial rise.

Consumer electronics stores witnessed a drop in sales of 4.4%. Dixons, Dynabyte and It's, however, saw their sales figures rise. They had got off to a difficult start, but in the course of the quarter sales figures began to pick up. Sales figures also fell at Modern Electronics, which is currently involved in a drastic restructuring operation to reduce the number of outlets. The integration of logistics and back-office activities with those of It's was finalised at the beginning of the quarter and fuelled a gradual recovery in sales later on.

Group sales

Total net group sales (including those generated by the discontinued operations and the six retail chains to be transferred to CVC) remained constant at EUR 1.1 billion. The six group companies to be divested recorded a collective increase in sales of 5.9%, which was boosted in particular by satisfactory developments at Scapino, the Hans Anders opticians group and Perry. Sales of the discontinued operations were virtually eliminated in the first quarter, with the exception of those generated by the activities of Kijkshop in Belgium, which have been terminated, as announced. Last year sales mostly related to FAO Schwarz, a company that was sold in early January this year.

V&D

As announced during the presentation of the 2001 annual figures early in April, V&D is currently revitalising its formula and involved in a fundamental re-orientation of its merchandising strategy. One sub-project is the restructuring of its stock positions that will enable V&D to offer completely new and updated product ranges as of the 2002/2003 financial year. An amount of EUR 50 million will be charged to the result of the current year with respect to these far-reaching changes, which will also leave their mark on the working methods of the central organisation. This amount will be presented as a separate item in the operating result.

The charge arises from the clearance sale of old stock, from the associated marketing efforts and from head office adjustments. In addition, as from the current year all stock that has not been sold by the end of the season will be written down faster than has so far been usual at V&D. This will serve as an incentive to sell as many goods as possible before the season is over. This strategy also helps to prevent a possible clearance sale of stock in later seasons from squeezing the margins.

NET SALES PER BUSINESS-UNIT

(x million euro)	Net sales 1e quarter		+/- *in %*
	2002/03	2001/02	
Department Stores			
HEMA	221	211	+ 4.7
V&D	201	209	– 3.8
de Bijenkorf	90	81	+ 11.1
	512	**501**	**+ 2.2**
Specialty stores			
Doe-It-Yourself	195	179	+ 8.9
Consumer electronics	130	136	– 4.4
Fashion	106	94	+ 12.8
	431	**409**	**+ 5.4**
Other activities	3	7	
Total continuing activities	**946**	**917**	**+ 3.2**
Formats sold to CVC	162	153	+ 5.9
Discontinued activities	1	39	
Total net sales	**1,109**	**1,109**	

The quarterly sales figures have not been audited by the external auditors.

Amsterdam, May13, 2002

Vendex KBB sells six Group companies to CVC

Royal Vendex KBB N.V. is planning to sell six of its Group subsidiaries to the international investment firm CVC Capital Partners. The transfer is to be carried out as a single transaction. The six companies concerned are the Hans Anders opticians' group, the Siebel jewellers' group, Kijkshop, Perry Sport, Prénatal and Scapino. Together these companies operate eleven retail formulas, with over 8,000 employees, nearly 1,000 outlets and net sales of more than EUR 700 million (fiscal year 2001/02).

Today Vendex KBB and CVC have signed a Letter of Intent regarding the intended transaction. The employees of the companies involved, the trade unions and the Netherlands Social and Economic Council have been informed accordingly. CVC will, in co-operation with the current management teams, run the acquired formulas without any changes en will focus strongly on further growth. The transfer to CVC will not have any material consequences for the employees concerned. The take-over by CVC will come into effect as on 1 June 2002, subject to a positive recommendation by the Central Works Council of Vendex KBB and approval from the relevant competition authorities.

Vendex KBB will sell the six companies for a total of EUR 394 million (of which EUR 10 million in the form of a deferred payment). This works out at 7.8 times the operating result of the operations sold and 5.6 times the EBITDA. The transaction will generate a book profit of approximately EUR 145 million.

The sale of the six companies is in line with the Group strategy towards streamlining the portfolio of retail formulas, in order to generate the necessary (financial) resources for expansion of a selected number of formulas, of which most have international ambitions and have good opportunities to develop as a major European player.

The intended sale will help Vendex KBB to simplify its structure significantly in a single move. The six companies together operate eleven of the Group's twenty-six retail chains but account for only 15% of Group sales.

P.E. Hamming, Chairman of the Board of Management of Vendex KBB:

"The sale to CVC is quite a unique transaction. It offers yet another fantastic impulse for the implementation of our strategy, after the sale of FAO Schwarz early this year and the recently announced takeover of Belgian DIY market leader Brico. The transaction helps us to significantly accelerate the change process towards a less complex and much more focused enterprise. From now on we can direct all management attention, as well as investments, to the expansion of Group companies that we consider to be of strategic importance. Moreover, we are extremely happy to have found a new owner for the six Group companies that are to be sold who wants to expand them further. It is difficult to think of a deal that would have been more favourable for any of the parties involved."

In addition, the retail formula portfolio will be much less diversified and slimmed down to four connected groups: Department Stores (HEMA, V&D and Bijenkorf), Fashion (M&S Mode, Hunkemöller, Claudia Sträter and America Today), DIY (Praxis, Formido and the chain of Brico stores to be taken over in Belgium) and Consumer Electronics (Dixons, Dynabyte, It's and Modern Electronics). An international expansion process has already been initiated for Department Stores, Fashion and DIY.

HEMA expects to be able to double both the number of stores and the sales figures in Belgium. Moreover, HEMA will open a number of pilot stores in Germany to test the water there. Over the past three years Bijenkorf has added three fashion stores to its range, and another two department stores are due to be opened next spring (Enschede and Maastricht). After a decade of considerable increases in profits and expansion through smaller-sized stores, V&D now focuses on revitalising its formula.

M&S Mode operates in five countries (Benelux, Germany and France) and is expanding particularly rapidly in France. This spring M&S Mode is to open a number of pilot stores in Spain. Hunkemöller, which entered the Danish market last year and has also launched pilot stores in France, now operates in six countries. The Hunkemöller formula has been included in the strategy towards further international expansion. Claudia Sträter is exploring opportunities for stores in Germany and Britain.

The group has also significantly expanded its activities in the DIY market. Expansion began in the Netherlands after the acquisition of the Marktkauf outlets in order to expand the Praxis chain. Recently, however, the group also expanded its DIY activities beyond the border thanks to the acquisition of Brico in Belgium, as was announced in late March. This move will ensure the group of a place among the leading players in the DIY market in the Benelux.

The consumer electronics segment focuses entirely on the Dutch market, where it has secured a leading position. The Dixons, Dynabyte and It's formulas are successful and look set to grow even further within this market. A turn-around strategy has been implemented for Modern Electronics, which involves a return to profitability through close co-operation with It's, the formula where the back-office activities were accommodated earlier this year.

Net sales and operating profit after the sale

In connection with the transfer to CVC, the net sales and operating income generated by the business units and published in the Annual Report can be broken down as follows:

	Net sales		Operating income		Operating margin (%)	
(x EUR million)	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
Department stores	**2,220**	**2,149**	**98.5**	**98.8**	**4.4**	**4.6**
HEMA	924	872	48.8	36.0	5.3	4.1
Vroom & Dreesmann	890	893	23.6	37.8	2.7	4.2
Bijenkorf	406	384	26.1	25.0	6.4	6.5
Specialty stores	**2,490**	**2,189**	**162.9**	**155.9**	**6.5**	**7.1**
Electronics	601	456	12.6	19.7	2.1	4.3
Fashion	439	404	42.4	41.1	9.7	10.2
Do-It-Yourself	737	664	57.4	45.3	7.8	6.8
Formats sold to CVC	713	665	50.5	49.8	7.1	7.5
Other activities / holding	**27**	**33**	**– 9.5**	**– 8.9**		
Total	**4,737**	**4,371**	**251.9**	**245.8**	**5.3**	**5.6**

CVC aspires to further growth of its retail chains

The decision to sell the six companies mentioned above was motivated in part by the fact that they hardly generate any synergetic effects with other group activities, and that the new parent company will give them more opportunities to grow. CVC Capital Partners is an international investment firm whose principal aim is to act as a long-term investor and enable the companies it takes over, to fulfil their expansion potential, autonomous and through acquisitions. CVC's European asset management portfolio is worth over EUR 10 billion. The company has offices in Asia and Australia as well as in various European countries.

Recent investment targets of CVC in the Netherlands include Cementbouw (Gamma, Karwei and other construction materials), Kappa (industrial packaging), Acordis (fibres), Bols (spirits), Wavin (plastic tubes) and Veen and Bosch & Keuning (publishing companies). Well-known non-Dutch companies in which CVC participates include the large French companies BSN (glass) and Naperis (construction materials) and he Belgian manufacturer of lighting armatures Massive.

Characteristics of the companies sold

The intended divestment comprises six companies that together operate eleven well-known retail formulas. Below is a brief description of each of these formulas.

Hans Anders group

Hans Anders group operates two opticians' formulas: Hans Anders Opticiens and Het Huis Opticiens, which share over 400 stores. The two formulas have been successful and highly profitable for years. With its 224 outlets, **Hans Anders** is one of the largest opticians in the Netherlands. It also has twenty stores in Belgium. The Hans Anders formula focuses on the lower market segment. **Het Huis Opticiens** is a chain of optician stores in the upper market segment in the Netherlands, where it is a leading player with 137 outlets (of which 66 are affiliated but independent optician's stores). The group also sells hearing aids through its own Hans Anders Hearing Aids concept, and through the Van Boxtel chain of specialist stores that it has recently taken over from fellow subsidiary It's (29 stores).

Kijkshop

Kijkshop is a unique concept. The Kijkshop formula consists of stores with glass display cabinets in which a wide range of product categories is represented through one article for each category, accompanied with extensive product information. This guarantees optimum utilisation of the store space available and enables consumers to shop around in a highly efficient manner and in a compact and pleasant setting. The product range is extremely varied and up-to-date, and features a special focus on competitively priced high-quality products. The Kijkshop formula is operated through 109 stores throughout the Netherlands.

Perry

Perry is the leading sports chain in the Netherlands. Its range covers sportswear and sports items, as well as fitness, outdoor, trekking and camping articles. In addition to the latest international A brand collections, Perry markets two strong own-brand labels (INQ and Wildebeast); these are perceived by consumers as A brands with a favourable price image. Perry operates 40 stores in the Netherlands, including a number of mega-stores.

Siebel group
With its 141 stores, Siebel group is the leading player in the Dutch jewellery market. The group includes five formulas that respond to the various levels of consumer demand: **Schaap & Citroen** (aimed at the upper segment; 11 stores), **Siebel Juweliers** (the largest jewellers formula in the middle segment; 45 stores), **Lucardi Juweliers** (low-threshold walk-in stores in the popular price categories; 76 stores), **Het JuweliersHuis** (franchise formula for jewellers outside the big cities; 8 stores) and **Juwel Exchange** (one store in Rotterdam where consumers can offer second-hand jewellery for sale).

Scapino
Scapino is one of the leading providers of competitively priced (sports) shoes and fashion. Within the Netherlands, Scapino is the market leader in the shoes segment (180 stores). Scapino also operates on the Belgian and German markets, where it has 16 and 8 stores respectively.

Prénatal
Prénatal is the largest retail chain of baby specialist stores in the Netherlands. In addition to maternity fashion and clothes for babies and toddlers, the Prénatal range includes items used during pregnancy and the first years after the child is born. Number of stores: 79, of which 22 in a franchise arrangement.

For the benefit of the international press and market analysts Marcel Smits, CFO of Vendex KBB, will present further details regarding the transaction with CVC on Tuesday 14 May 2002 in two conference calls. Time: 11.00 hrs and 17.00 hrs CET.

Call-in number: 31-45-631 6912

Further information:

Public relations	**Peter van Bakkum**	**tel. 020 - 5490 432 / GSM 06 - 53589041**
Investor relations	**Marius Zomer**	**tel. 020 -5490 509 / GSM 06 - 10932179**

Amsterdam, April 9, 2002

Higher sales and operating income continued activities

- **Most retail formats successful**
- **V&D and Modern Electronics put a brake on growth of results**

Royal Vendex KBB achieved with its continued activities in the fiscal year 2001/02 a more than 8% higher net sales figure of over € 4.7 billion. It should be noted here that the reporting year had one more week than the previous fiscal year. On the basis of 52 weeks the sales growth was 6.9%. Operating income of the continued activities (excl. real estate) was € 252 million (up 2.4%). Business was good to excellent in most of the retail formats. The performance of a few formats (in particular V&D and Modern Electronics) was disappointing and put a brake on the growth of Group results.

The course of business was satisfactory since, after a period of high growth figures, the economy of the countries of relevance to the Group became increasingly less favorable in the course of the year. Consumer spending, too, stagnated. In the Netherlands the growth of domestic consumption was almost halved in 2001. Consumer confidence declined sharply, especially in the second half of the year.

Net income hit by sale of FAO Schwarz and payment to pension funds

The already published sale of the American toy chain FAO Schwarz to the Right Start in the last month of the reporting year and the in September announced payment to the pension funds to strengthen their capital had a considerable impact on net income.
The sale of FAO Schwarz has a negative effect on the operating income (excl. real estate) of the discontinued activities and a positive effect on taxation, resulting on balance in a non-recurring negative effect on the income statement of circa € 78 million.
The payment to the pension funds involved an amount of circa € 48 million, which amount is shown as extraordinary expenditure. The income from real estate was also lower (€ 14 million against € 22 million in the previous fiscal year) and the item Changes in Value showed a very much lower result (€ 6 million compared with € 20 million from the sale of the interest in Gran Dorado in the previous fiscal year).
On balance net income fell from € 160 million to € 13 million. Earnings per share (after preferred dividend) came out at € 0.13 compared with € 1.71 last year.

Net income of continued activities excl. extraordinary expenditure € 135 million

As in the previous year, net income from continued activities amounted to € 135 million. In the determination of net income from continued activities the net effect of discontinued activities, of changes in value and of net extraordinary expenditure is left out of account. After preferred dividend net income per share from continued activities stands at € 1.45 against € 1.43 last year.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

Dividend
After distribution of 8% dividend on the class A and B preferred share certificates, € 134 million remains available from continued activities for dividend on the common share certificates. Upon approval by the General Meeting of Shareholders, an unchanged dividend of € 0.51 per common share certificate will be distributed, this year charged to Other Reserves. Of this, a total of € 0.30 was made payable as interim dividend in September and December 2001. The final dividend will be distributed fully in cash and made payable as of May 23, 2002.

Course of business per business unit
Net sales of the Department Stores on the basis of 52 weeks rose 1.7 % to € 2.2 billion. Operating income (excl. real estate) remained virtually unchanged at € 98.5 million. Net sales of Specialty Stores were up nearly 12% (52 weeks) to € 2.5 billion. Operating income (excl. real estate) rose 4.5% to € 162.9 million.

Department Stores
HEMA and Bijenkorf can look back on a good year. HEMA's progression was particularly impressive, with net sales (52 weeks) up 4.1% and a 36% increase in operating income (excl.real estate). HEMA made considerable progress toward the envisaged operating margin of at least 6% for the department store activities, achieving a margin of 5.3%. The outlets in Belgium again made an excellent contribution to improvement of the return on investment.

Bijenkorf reported a sales increase of 4.2% (52 weeks) and a 4.4% higher operating income (excl.real estate). Bijenkorf's department store activities showed good results. However, the disappointing sales of Christmas packages (Bijenkorf Business Class) hampered strong growth of the total result. The course of business is all the more satisfactory because Bijenkorf in the reporting year absorbed substantial expansion, viz. three completely new Bijenkorf fashion stores in Breda, Den Bosch and Groningen.

V&D's sales (52 weeks) were down 1.6%. Operating income was down 38%. This sharp drop is due in particular to the declining number of buying customers while the number of visitors remains unchanged. After ten years of steadily improving results, the format appears to have lost attraction. This underlines the need to provide the V&D concept with fresh impetus. The most important measure relates to a fundamental reform of merchandising strategy. A start was made in the past year. These changes will have consequences for the working procedures in the central organization. Work is being done on accelerated sanitization of the inventory positions. The package of measures now being worked out in detail is expected to result in an once-only negative effect on the results of the current fiscal year. The positive effects of the revitalisation of V&D will become apparent from the next fiscal year (2003/04).

Specialty Stores
The Hard Goods business unit achieved a substantial sales increase of over 18% (52 weeks). The takeover of Dynabyte and It's in the course of the previous fiscal year accounts for 11% of this increase. The operating income (excl. real estate) of Hard Goods fell by € 7.7 million (down 14%), due entirely to the loss incurred by Modern Electronics and the discontinuation of bonuses and distribution refunds for internet and communication services, which contributed to income in the previous year (together € 11.4 million). Without this negative effect the result of Hard Goods shows an increase of € 3.7 million (up 7%), thanks largely to the successful electronics chains Dixons, Dynabyte and It's, and the opticians chains Hans Anders and Het Huis.

Fashion reported a 4.8% higher operating income (excl. real estate) on 5.5% higher sales (52 weeks). M&S Mode, Claudia Sträter and Scapino made the greatest progress. M&S Mode accelerated its expansion in France. Activities abroad now account for the greater part of M&S sales. It has further been decided to open a few pilot stores this year in Spain. Hunkemöller started up in Denmark at the beginning of the reporting year and later in the year opened a number of trial outlets in France.

DIY sales (52 weeks) were up 9.5% and operating income (excl. real estate) was up nearly 27%. This acceleration of sales and results is largely due to the outstanding performance of the Praxis megastores. In the current year significant advances are being made with the internationalization of the DIY activities. At the end of March agreement was reached on the acquisition of the Belgian activities of the DIY group Brico. These activities comprise 97 outlets (of which 56 are in franchise). With net sales of € 310 million and a workforce of 1,620 employees (FTE), Brico is a market leader in Belgium.

Discontinued activities
An important event in the reporting year was the sale of the loss-making American toy chain FAO Schwarz to The Right Start, for which the Group acquired a claim on The Right Start in the form of a four-year subordinated loan of nearly $ 18 million and a stake of circa 15% in the share capital of this Nasdaq-listed company. The loan and share interest are very conservatively valued in the Group balance sheet. The operating losses of FAO Schwarz, the book loss on this sale and the costs of closing seventeen stores are included under 'operating income (excl. real estate) of discontinued activities'. Including the loss incurred by Kijkshop Belgium, whose activities, as already reported, are being terminated in the first half of the current year, the operating income (excl. real estate) of discontinued activities comes out at € 165 million negative (last year € 10 million positive, including the divestments of the fashion formats Amici, Kien and Kreymborg).

Financing
Financing costs fell slightly to € 51 million as a consequence of lower short interest on the money market against a higher than average debt position. In order to refinance the long-term debt redeemed in the course of the reporting year, agreement was reached after balance sheet date with an international banking syndicate on a credit facility of € 500 million. This credit facility also secures the financing of long-term debt due to be redeemed in the current year.

Tax burden
The payment to the pension funds and the losses entailed by the sale of FAO Schwarz and the closure of Kijkshop Belgium already led in the reporting year to a substantial tax refund. The tax burden on income from continued activities is slightly in excess of the nominal rate of 35%. This is mainly due to higher foreign rates. The increase in the tax burden relative to the previous fiscal year is a consequence of the sharp drop in the tax-free income from 'Changes in value'.

Cash flows
The cash flow from business operations rose by € 60 million to € 283 million, thanks mainly to the better control of operational working capital.

Investments
Net investments rose by € 89 million to € 226 million. Together with a € 47 million decrease in divestments, gross investments were up by € 42 million. Large sums were invested in expansion (in

particular Bijenkorf and M&S Mode), computerization and logistics (V&D and HEMA). The investments in Group companies include the financing of discontinued activities. In the reporting year participating interests were acquired in VisionClinics (25%) and Alant Medical (20%).

Outlook

The general expectation is that economic growth in the European countries of relevance to the Group will be stimulated in the course of the year by a worldwide improvement of the business-cyclical parameters. On the other hand, since the middle of the fiscal year consumer confidence in the Netherlands and its neighbors has shown a marked decline. Economic growth in the Netherlands is expected to lag behind that in the other EU countries as a consequence of stronger rising labor costs. Against this background no statement can be made about the development to be expected in consumer spending.

It is expected, however, that most formats will continue their good performance. The acquisition of DIY activities of Brico in Belgium, announced in March 2002, for an amount of on balance € 163 million is expected to have a positive effect on net income. It is expected that the sale of the Hans Anders optical group and further divestments will have too a positive influence on net income.

Investments in tangible fixed assets in the current year will be in excess of € 200 million, which are expected to be financed entirely with the cash flow from business operations. The workforce (full-time job equivalent), disregarding acquisitions and/or divestments, will increase slightly as a consequence of expansion.

CONSOLIDATED INCOME STATEMENT

(x € million, unless otherwise stated)	2001/02	2000/01
Net sales continuing activities	4,737	4,371
Net sales discontinued activities	221	448
Net sales	**4,958**	**4,819**
Operating income continuing activities	**252**	**246**
Operating income discontinued activities	–165	10
Income from real estate	14	22
Total operating income	**101**	**278**
Financial income and expenditures	– 51	– 52
Changes in value	6	20
Income before taxes	**56**	**246**
Taxes continuing activities	– 80	– 81
Taxes discontinued activities	85	– 5
Income after taxes	**61**	**160**
Extraordinary expenditures	– 48	–
Net income	**13**	**160**
Net income continuing activities excl. extraordinary expenditures	135	135
Net income continuing activities per common share excl. extraordinary expenditures	€ 1.45	€ 1.43
Dividend	€ 0.51	€ 0.51

NET SALES AND OPERATING INCOME PER BUSINESS UNIT

Continuing activities	Net sales		Operating income excl. real estate		Operating margin *(in percentages)*	
(x € million)	2001/02	2000/01	2001/02	2000/01	2001/02	2000/01
Department stores	**2,220**	**2,149**	**98.5**	**98.8**	**4.4**	**4.6**
HEMA	924	872	48.8	36.0	5.3	4.1
Vroom & Dreesmann	890	893	23.6	37.8	2.7	4.2
Bijenkorf	406	384	26.1	25.0	6.4	6.5
Specialty stores	**2,490**	**2,189**	**162.9**	**155.9**	**6.5**	**7.1**
Hard Goods	1,060	879	48.9	56.6	4.6	6.4
Fashion	693	646	56.6	54.0	8.2	8.4
Do-It-Yourself	737	664	57.4	45.3	7.8	6.8
Other activities / holding	**27**	**33**	**– 9.5**	**– 8.9**		
Total continuing activities	**4,737**	**4,371**	**251.9**	**245.8**	**5.3**	**5.6**

CONSOLIDATED BALANCE SHEETS (before net income appropriation)

(x € million)	Jan. 31, 2002	Jan. 31, 2001
Intangible fixed assets	20	3
Tangible fixed assets	1,135	1,153
Financial fixed assets	53	51
Fixed assets	**1,208**	**1,207**
Current assets	949	1,001
Short-term liabilities	– 550	– 562
Operating working capital	**399**	**439**
	1,607	**1,646**
Financed with:		
Net interest-bearing debt *	828	787
Provisions	383	359
Income not yet realized on real estate sold	–	22
Group equity	396	478
	1,607	**1,646**

* *Incl. subordinated debt and liquid funds*

CONSOLIDATED CASH FLOW STATEMENT

(x € million)	2001/02	2000/01
Operating income excl. income from sale of real estate	252	246
Depreciation	140	143
Movements in operating working capital	– 11	– 29
Other movements from operating activities	– 50	– 12
Cash flow from business operations	**331**	**348**
Financial income and expenditures	– 48	– 125
Cash flow from operating activities	**283**	**223**
Cash flow from investment activities	**– 226**	**– 137**
Cash flow from financing activities	**– 108**	**111**
Balance of cash flows	**– 51**	**197**

STOCKHOLDERS' EQUITY STATEMENT

(x € million)	2001/02	2000/01
Balance at February 1	**478**	**498**
Net income	13	160
Goodwill	–	– 64
Dividend paid	– 37	– 27
Buy back (certificates of) shares	– 48	– 86
Other movements	– 10	– 3
Balance at January 31	**396**	**478**

OTHER INFORMATION (continuing activities)	2001/02	20000/01
Average number of common shares in issue (x million)	92.4	91.3
Operating margin	5.3%	5.6%
Return on operating equity	19%	20%
EBITDA / net interest	8.0	7.9
Net debt / EBITDA	2.0	1.9
Number of stores (as of January 31)	2,551	2,455
Number of employees (as of January 31)	50,400	50,900

FINANCIAL AGENDA

Publication annual report 2001/02	May 1, 2002
Publication sales figures 1th quarter 2002/03	May 15, 2002
Annual General Meeting of Shareholders	May 15, 2002
Ex-dividend date final dividend	May 17, 2002
Final dividend made payable	May 23, 2002
Publication sales figures 2th quarter 2002/03	August 14, 2002
Publication half-yearly report 2002/03	September 10, 2002
Ex-dividend date interim dividend	September 11, 2002
Interim dividend made payable	September 16, 2002
Publication sales figures 3th quarter 2002/03	November 13, 2002
Publication sales figures 4th quarter 2002/03	February 19, 2003

PRESS RELEASE

VENDEX KBB

Amsterdam, March 27, 2002

Vendex KBB in discussions concerning the sale of Hans Anders group

Vendex KBB announces that discussions are ongoing with a number of parties concerning the sale of Hans Anders opticians group. The preparations for this divestment process have started some month's ago. No further information will be given concerning the course of the process at this point. The works council has been informed about the proposed sale.

The sale of Hans Anders group is in line with Vendex KBB's strategy to further streamlining the wide portfolio of retail formats and focus on corporate activities with which a significant role can be played within the European market. The expectation is that this active portfolio management will lead in the current year to more divestments.

The Hans Anders group is active with two retail formats: Hans Anders Opticiens and Het Huis Opticiens, with together more than 400 outlets. Both formats have operated successfully for years and achieve an excellent return on capital investment.

With 224 outlets Hans Anders is one of the biggest opticians in the Netherlands, and also has 20 outlets in Belgium. The format is active in the low-price segment. Het Huis Opticiens is an opticians chain at the top end of the market. With 137 outlets (of which 66 are associated independent opticians) Het Huis Opticiens occupies a prominent position in this segment of the Dutch market. The group also sells hearing aids via the Hans Anders Hearing Appliances concept and through the Van Boxtel specialty stores (25 outlets), recently taken over from its affiliated company It's. The group's workforce of some 1,500 people will not be affected by the sale.

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany and France. The Group comprises twenty-six well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

PRESS RELEASE

VENDEX KBB

Amsterdam, March 27, 2002

Vendex KBB buys Belgian DIY chain Brico

Vendex KBB has reached agreement with the Belgian company GIB on the takeover of Brico Belgium s.a. The Brico group operates a chain of DIY stores in Belgium under the Brico name and also has DIY chains in France, Spain and Portugal. The transaction requires the prior approval of the European competition authorities.

When this approval is obtained and the transaction with GIB is completed, Vendex KBB has agreed to sell Brico's DIY chains in France, Spain and Portugal to the French company Leroy Merlin. That sale will be a separate transaction, which also requires approval from the competition authorities. Leroy Merlin is a principal player in the European DIY market, and explores various DIY chains in France, Spain, Brasil, Italy, Poland and Belgium.

The acquisition of GIB's DIY activities involves an enterprise value of € 505 million (€ 450 million share capital Brico Belgium s.a. + € 55 million debt). Leroy Merlin will pay an enterprise value of € 342 million to Vendex KBB in view of the takeover of the DIY activities in France, Spain and Portugal. Vendex KBB will finance the transaction using the existing credit facilities.

Brico's Belgian DIY business comprises 97 outlets, of which 56 are franchise operations. With total net sales of € 310 million and a workforce of 1,620 employees (FTE) it is the market leader. The Belgian DIY chain will be part of the DIY group of Vendex KBB, but will continue under the present Brico management and the Brico name.

The transaction is in line with Vendex KBB's strategy to play an active role in the further consolidation of the DIY market and to give its own activities a more European scale. With Brico Vendex KBB will be one of the largest players in this market in the Benelux. The acquired activities bring the total net sales figure of the Vendex KBB DIY activities to more than one billion euro. The acquisition makes a direct contribution to Vendex KBB's net income (excl. goodwill amortisation).

The entry into Belgium is a logical follow-up of the Praxis group's expansion in the Netherlands, where the company's development has been highly successful. In particular the group has substantially strengthened its position as a result of the takeover and rapid conversion of the Dutch Marktkauf outlets to Mega Praxis stores over the past two years.

Public relations
Peter van Bakkum, Tel. +31-20 - 5490 432

Investor relations
Marius Zomer, Tel. +31-20 - 5490 509

The Praxis group, which incorporates the DIY activities of Vendex KBB, explores two retail formats: Praxis and Formido, with together approximately 200 outlets, net sales of € 737 million (2001/02) and an operating income (excluding income from real estate) of € 45.3 million (fiscal year 2000/01). The Praxis group employs approximately 2,800 people (FTE) .

Praxis is the largest scale format of the group, comprising 119 DIY stores, of which 29 are franchise operations. The stores vary in size from about 22,000 to 165,000 square feet. The largest megastores also have a garden center. Formido (80 outlets) is a franchise chain of smaller DIY stores with an average net sales area of 16,500 square feet.

Conference call

In a conference call tonight Marcel Smits (CFO of Vendex KBB) will give an explanation on the transaction.
Time: 18.00 PM GMT
Telephone number: + 31 (0) 45 631 6912

Royal Vendex KBB is the leading nonfood retailer in the Netherlands and is active with various retail formats in Belgium, Luxembourg, Denmark, Germany and France. The Group comprises twenty-six well-known chains in the department store and specialty store sectors. Over the fiscal year 2000/01 (as of January 31) Vendex KBB recorded a net sales figure of 4.6 billion euro, an operating income of 239 million euro and a net income of 160 million euro. The Group has a total of more than 2,500 outlets and a workforce of some 53 thousand employees.